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Exhibit (a)(1)(S)

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

AXCAN PHARMA, INC., a Canada Business	)
corporation, and SAULE HOLDINGS, INC., a	)
Delaware corporation,	)
)
Plaintiffs,	)	C.A. No. 03-366-JJF
)
v.	)
)
SALIX PHARMACEUTICALS, LTD., a Delaware	)
corporation,	)
)
Defendant.	)

PLAINTIFFS' MOTION FOR EXPEDITED DISCOVERY

        Plaintiffs Axcan Pharma, Inc. ("Axcan") and Saule Holdings, Inc. ("Saule" or "Purchaser"), by their attorneys and pursuant to the Federal Rules of Civil Procedure respectfully move this Court for an order permitting limited expedited discovery in this matter and in support of their motion state as follows:

        1.    Plaintiffs initiated this action by filing a complaint on April 10, 2003 seeking declaratory and injunctive relief against Salix Pharmaceuticals, Ltd. ("Salix") in connection with the tender offer and proposed acquisition of Salix announced that day by Purchaser. In furtherance of the proposed acquisition, Axcan filed proxy materials to solicit votes for the election of a slate of independent, well-qualified directors for election to the Salix Board of Directors (the "Independent Slate of Directors'). Salix has consistently opposed the Tender Offer and the Independent Slate of Directors, and asserted to stockholders that they will receive greater value if management is left in place and allowed to execute an undisclosed business plan. Salix's rejection of the Tender Offer has been supported by two fairness opinions issued by Salix's financial advisor, Wachovia Securities. On May 27, 2003, plaintiffs filed an amended complaint (the "Amended Complaint") describing Salix's violations of the federal securities laws through that date, and seeking additional declaratory relief in connection with those false and misleading proxy materials.

The Parties

        2.    As more fully set out in the Amended Complaint, Axcan, a leading pharmaceutical company that specializes in the development, manufacture and distribution of gastrointestinal products, is a corporation incorporated under the laws of the Canada Business Corporations Act headquartered in Quebec, Canada.

        3.    Saule, the record owner of 100 shares of Salix common stock, is a Delaware corporation and a wholly-owned subsidiary of Axcan.

        4.    Salix, according to its most recent 10-K, is a "specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases."

Salix's Misuse Of Analysts' Reports

        5.    As mentioned above, the main thrust of Salix's opposition to the Tender Offer and the Independent Slate of Directors is a claim that Salix will achieve extremely aggressive revenue projections for the sale of its current flagship product, Colazal (a treatment for colitis) and its next "pipeline" product, Rifaxamin (an antibiotic treatment for travelers' diarrhea). Michael Tong, a Wachovia analyst who covers Salix, has consistently increased his Salix target share price estimates in lock-step with the progression of Axcan's Tender Offer price. Although Tong had a target price of $7-8 in early 2003, when the stock was languishing in the $5-6 range, he immediately raised his target price to $10-12 as soon as Axcan launched its Tender

Offer at $8.75. When Axcan increased its bid to $10.50, Tong raised his target price to $16-18. Tong also has consistently criticized the Axcan offer and urged Salix stockholders to reject it, and his targets for Salix's share price, revenue and earnings are significantly above those of other analysts

        6.    In an article focusing on the Salix acquisition, the Wall Street Journal states that analysts' reports "that promote a firm's investment-banking interests... [as does Mr. Tong's coverage of Salix]... push the edges of what [other investment banking institutions] would allow", and are particularly suspect in the post-Enron environment and in the wake of a $1.4 billion settlement of claims of improper analyst bias in the investment banking industry (the "Wall Street Settlement"). Indeed, J.P. Morgan Chase & Co., Axcan's financial advisor, suspended its research coverage of Axcan after it was hired to handle the offer in March.

        7.    As more fully set forth in the Second Amended Complaint and Motion for a Temporary Restraining Order filed concurrently herewith, on June 4, Salix filed an amendment to its proxy and tender offer materials that referred repeatedly to Mr. Tong's pro-management reports as "Independent Research Analysts' Comments" in a presentation on the tender offer to Institutional Shareholder Services ("ISS"), a proxy-advisory firm that will advise institutional shareholders of Salix whether to vote for the Independent Slate of Directors or to tender into the Tender Offer. Unlike Mr. Tong's research reports, which comply with recently adopted NASD Rules and current notions of analyst "independence" by disclosing the extensive business relationships between Salix and Wachovia, the Salix presentation does not identify Wachovia as Salix's financial advisor, or explain Wachovia's lucrative relationship with Salix. Elsewhere in the presentation, Salix misleadingly cites one analyst's favorable comments on revenue projections without disclosing that the same analyst stated Salix was "fully valued" at a price of $10.19, and refers to two other analysts as "independent" who also work for investment banking firms that have relationships with Salix. These false and misleading representations and omissions, which clearly violate established disclosure standards—much less the emerging standards of analyst independence and full disclosure following the Wall Street Settlement—is currently available to all Salix stockholders, ranging from the sophisticated entities who retain ISS for advise, to unsophisticated individual investors who has no idea that Wachovia has pervasive conflicts of interest that were not disclosed by Salix.

        8.    The Salix annual meeting is on June 19, in just ten days. At the meeting, the stockholders will vote on the Independent Slate of Directors. Eight days later, they will be asked to make a decision whether to tender their shares. The dissemination by Salix of the false, incomplete and misleading information contained in the presentation to ISS is illegal, gives Salix an unfair advantage and is preventing Salix shareholders from making an informed decision how to vote and whether to tender based on accurate and complete information.

The Requested Expedited Additional Discovery

        9.    Plaintiffs have contemporaneously filed a motion for a temporary restraining order against Defendant seeking to restrain Salix from failing to correct its incomplete and misleading proxy and tender offer materials that refer to Wachovia and other investment bankers as an "independent research analysts" without describing their potential conflicts of interest and contrary opinions. Plaintiffs make this motion for expedited discovery to obtain the information they need in order to present a further motion for a temporary restraining order to this Court in time for meaningful remedial relief to be granted prior to the Salix annual meeting. Salix seeks production of a limited number of documents that will show (a) what information has been communicated by Salix to Wachovia concerning the Company's prospects; (b) what information has been communicated from the Wachovia investment banking personnel to personnel in Mr. Tong's department; (c) what support Salix has for the aggressive revenue and earnings projections that it is presenting to public stockholders. Plaintiffs also seek the depositions of Mr. Tong, as well a Salix designee most knowledgeable about Salix's communications with Wachovia, and a Wachovia representative most knowledgeable about Mr. Tong's communications with the bankers working on the Salix engagement with respect to the Tender Offer. Absent expedited discovery, plaintiffs will not be able effectively to challenge Salix's efforts to execute its manipulative and deceptive scheme to withhold material information and to disseminate materially false information to Salix stockholders.

        10.    The expedited discovery sought by this motion will aid the parties and the Court in a prompt resolution of plaintiffs' motion for a temporary restraining order, and is necessary for a full and fair consideration of this matter. Indeed, without such discovery, plaintiffs will not be able to develop a complete factual record for the hearing on its motion. The information sought by plaintiffs is reasonable in scope, readily available to defendants, and cannot be ascertained by plaintiffs in the absence of discovery.

        11.    The Federal Rules of Civil Procedure and the relevant authorities give this Court broad power to permit expedited discovery in circumstances such as those present here. With regard to documentary discovery, Fed. R. Civ. P. 34(b), expressly provides that the Court may allow a "shorter or longer time" than the ordinary thirty day period allowed to respond to a request for the production of documents. Rule 16(b) expressly authorizes expedited deposition discovery. Moreover, Fed. R. Civ. P. 16(b) authorizes federal courts to expedite the discovery process through a scheduling order. Fed. R. Civ. P. 16(b); see also Barrett v. Atlantic Richfield Co., 95 F.3d 375, 380 (5th Cir. 1996); Watson v. Miears, 772 F.2d 433, 437 (8th Cir. 1985).

        12.    Expedited discovery has been recognized as a necessary means for ensuring a timely and just determination of matters when following a normal schedule for pretrial procedures will prejudice one party or the other. Here, any delay favors defendant's attempt to enlist support for incumbent management and the status quo through manipulative and deceptive proxy materials, which are replete with material omissions and misleading statements. Expedited discovery into Wachovia's conduct is obviously necessary in light of the remarkable congruence between Mr. Tong's reports and the announced position of Salix's management. Such discovery will permit plaintiffs to develop the full and appropriate evidentiary record for timely consideration of a further motion for temporary restraining order prior to the June 19 Salix annual meeting.

        13.    Not surprisingly, where, as here, the case before the Court involves alleged violations of the Exchange Act and a potential shift of corporate control, courts have frequently utilized the broad discretion afforded under the Federal Rules of Civil Procedure to grant expedited discovery. See, e.g., CNW Corp. v. Japonica Partners, L.P., 874 F.2d 193, 197 (3d Cir. 1989); Polaroid Corp. v. Disney, 862 F.2d 987, 991 (3d Cir. 1988); City Capital Assocs. Ltd. P'ship v. Interco Inc., 860 F.2d 60, 63 (3d Cir. 1988); Ronson Corp. v. Liquifin Aktiengesellschaft, 483 F.2d 846, 848 (3d Cir. 1973), cert. denied, 419 U.S. 870 (1974); FMC Corp. v. RP Scherer Corp., 545 F. Supp. 318, 319 (D. Del. 1982). Federal district courts have specifically recognized the appropriateness of expedited discovery in federal securities cases involving tender offers in which temporary or preliminary injunctive relief is sought. See Edudata Corp. v. Scientific Computers, Inc., 599 F. Supp. 1084, 1088 (D. Minn. 1984) (granting motion for expedited discovery in securities action and stating that "[f]urther development of the record before the preliminary injunction hearing will better enable the court to judge the parties' interests and respective chances for success on the merits."), modified on other grounds, 746 F.2d 429 (8th Cir. 1984); see also Bertoglio v. Texas Int'l Co., 472 F. Supp. 1017, 1019 (D. Del. 1979) (noting that Court had granted motion for expedited discovery in securities litigation prior to hearing on preliminary injunction).

        14.    Plaintiffs need to obtain prompt responses to their discovery requests (filed contemporaneously herewith), and respectfully request an order:

          1.    Pursuant to Fed. R. Civ. P. 34, requiring defendants to produce documents sought and to respond to Plaintiffs' First Request for Production of Documents (copy attached hereto as Exhibit A) on or before 5:00 p.m. on June 12, 2003;

          2.    Pursuant to Fed. R. Civ. P. 16, 26, 30 and 45 permitting plaintiff to take the depositions of the persons referenced in its Notices of Deposition (copies attached hereto as Exhibit B) at the times and places set forth in those Notices; and

          3.    Permitting plaintiff to notice such additional and other discovery on an expedited basis as may be necessary.

        WHEREFORE, plaintiffs respectfully request that this Court enter an order in the form attached to this motion.

OF COUNSEL:	Kevin G. Abrams (Bar No. 2375)
Michael D. Levin	Srinivas M. Raju (Bar No. 3313)
Thomas E. Keim, Jr.	Lisa Zwally (Bar No. 4328)
Latham & Watkins Illinois LLC	Richards, Layton & Finger, P.A.
233 South Wacker Drive, Suite 5800	One Rodney Square
Chicago, Illinois 60606	P.O. Box 551
(312) 876-7700	Wilmington, Delaware 19899 (302) 651-7700
Marc W. Rappel	Attorneys for Plaintiffs
Charles W. Cox Anissa D. Seymour Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071-2007 (213) 485-1234

Dated: June 9, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

AXCAN PHARMA, INC., a Canada Business	)
corporation, and SAULE HOLDINGS, INC., a	)
Delaware corporation,	)
)
Plaintiffs,	)	C.A. No. 03-366-JJF
)
v.	)
)
SALIX PHARMACEUTICALS, LTD., a Delaware	)
corporation,	)
)
Defendant.	)

ORDER

        Plaintiffs, having moved for an order expediting discovery, and the Court having duly considered the matter and good cause having been shown:

        IT IS HEREBY ORDERED, this    day of June, 2003, that Plaintiff's Motion for Expedited Discovery is GRANTED.

        IT IS HEREBY FURTHER ORDERED that:

        15.    The defendant shall produce the documents sought in, and otherwise respond to Plaintiffs' First Request for Production of Documents on or before              a.m./p.m. on June            , 2003;

        16.    Plaintiffs may take the depositions noticed in its Notice of Depositions at times and places to be agreed upon by the parties, but commencing not later than June             , 2003;

        17.    Discovery in this action shall proceed on an expedited basis.

U.S.D.J.

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PLAINTIFFS' MOTION FOR EXPEDITED DISCOVERY
The Parties
Salix's Misuse Of Analysts' Reports
The Requested Expedited Additional Discovery
ORDER